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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13-G Under Securities Exchange Act of 1934 (Amendment No. 2)*
IMAGE ENTERTAINMENT, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
452439102
(CUSIP Number)
March 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            452439102

I.
Standard Broadcasting Corporation Limited, a Canadian corporation

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
N/A

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,542,283

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,542,283

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,542,283

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
7.2%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.            452439102

II.
Allan Slaight

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
N/A

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,542,283

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,542,283

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,542,283

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
7.2%

12.	Type of Reporting Person (See Instructions)
CO

Item 1.

I (a)	Name of Issuer:
Image Entertainment, Inc.

(b)	Address of Issuer's Principal Executive Offices:
20525 Nordhoff Street, Suite 200 Chatsworth, California 91311

Item 2.

I (a)	Name of Person Filing:
Standard Broadcasting Corporation Limited, a Canadian corporation.

(b)	Address of Principal Business Office or, if none, Residence:
2 St. Clair Avenue West, Suite 1100, Toronto, Ontario, Canada M4V 1L6

(c)	Citizenship:
Canada

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
452439102

II (a)	Name of Person Filing:
Allan Slaight

(b)	Address of Principal Business Office or, if none, Residence:
Standard Broadcasting Corporation Limited, a Canadian corporation 2 St. Clair Avenue West, Suite 1100, Toronto, Ontario, Canada M4V 1L6

(c)	Citizenship:
Canada

(d)	Title of Class of Securities:
Common Stock, $0.0001 par value

(e)	CUSIP Number:
452439102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1831);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.  Standard Broadcasting Corporation Limited

(a)	Amount beneficially owned:
1,542,283(1)

(b)	Percentage of class:

7.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
1,542,283(1)

	(ii)	Shared power to vote or to direct the vote:

-0-

	(iii)	Sole power to dispose or to direct the disposition of:
1,542,283(1)

	(iv)	Shared power to dispose or to direct the disposition of:
-0-

II. Allan Slaight(3)

(a)	Amount beneficially owned:
1,542,283(1)

(b)	Percentage of class:

7.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
1,542,283(1)

	(ii)	Shared power to vote or to direct the vote:

-0-

	(iii)	Sole power to dispose or to direct the disposition of:
1,542,283(1)

	(iv)	Shared power to dispose or to direct the disposition of:
-0-

(1)
Number of shares beneficially owned includes shares obtainable upon the exercise of currently-exercisable five-year warrants to obtain 270,198 shares at $1.22133 per share.

(2)
All percentages in this table are based on the 21,296,346 shares of Common Stock of the Company outstanding, as reported in the Company's most recent 10-Q filed with the Securities and Exchange Commission on February 9, 2006.

(3)
Allan Slaight is a control person of Standard Broadcasting Corporation Limited.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder.

Item 9. Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

  (a)
  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b)
  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2006	STANDARD BROADCASTING CORPORATION LIMITED
	By:	/s/ DAVID CORIAT David Coriat, Its Executive Vice President
	By:	/s/ ALLAN SLAIGHT Allan Slaight

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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